UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.
(Name of Issuer)

COMMON STOCK, $.001  PAR VALUE PER SHARE
(Title of Class of Securities)

141743 10 4
(CUSIP Number)

STEVEN G. JOHNSON
 405 State Highway 121, Suite B-240
Lewisville, TX  75067
(972) 943-6050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743 10 4
1.		Name of Reporting Persons. Steven G. Johnson
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,698,573
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,698,573
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,698,573
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 10.36%
14.		Type of Reporting Person IN

CUSIP No. 141743 10 4
1.		Name of Reporting Persons. SJ Capital, LLC, a Delaware entity solely owned Steven G. Johnson
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,591,616
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,591,616
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,591,616
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 10.36%
14.		Type of Reporting Person OO

Item 1.                   Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of CareView Communications, Inc., a Nevada corporation ("Company" or "Issuer").  The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2.                   Identity and Background.

(a)           Names:  Steven G. Johnson and SJ Capital, LLC, a Delaware entity solely owned by Steven G. Johnson (the "Reporting Persons").

(b)           Residence or Business Address of Reporting Persons:

405 State Highway 121, Suite B-240, Lewisville, TX  75067.

(c)           Present principal occupation or employment:  Steven G. Johnson is President and Chief Operating Officer of CareView Communications, Inc.

(d)           During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)           Citizenship:  United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration.

OO-Other

Acquisition of Shares

Mr. Johnson acquired 6,957 shares on August 25, 2011 in a private transaction.

Mr. Johnson acquired 165,350 and 86,400 shares on August 15, 2012 and August 16, 2012, respectively.

Item 4.                    Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)           the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of  directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote  is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.                   Interest in Securities of the Issuer.

(a)   Mr. Johnson directly owns 6,957 shares of the Company’s Common Stock.  Mr. Johnson indirectly owns 13,591,616 shares of the Company's Common Stock through SJ Capital.  Mr. Johnson directly owns Options for the purchase of 100,000 shares, bringing his direct and indirect ownership to an aggregate of 13,698,573 shares.  The percentage of class for Mr. Johnson is 10.36% and is based on 132,186,376 shares which would be outstanding if all of Mr. Johnson's Options were exercised.

(b)   Mr. Johnson has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 13,698,573 shares of the Company's Common Stock owned indirectly by him or to be acquired by him through the exercise of Options. (See Rows 7-10 of page 2 herein.)

(c)   Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d)   The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or  derivative securities.

                         (e)   Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of Issuer

In April 2010, the Reporting Parties pledged 740,744 shares against a $200,000 line of credit with a commercial bank.

Except as outlined hereinabove, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
1.0	09/27/07	Securities Exchange Agreement by and between Ecogate, Inc., CareView Communications, Inc., and Shareholders of CareView Communications, Inc.*
1.1	12/03/07	Non-Qualified Stock Option, form of*
1.2	09/11/09	CareView Communications, Inc. 2009 Stock Incentive Plan*
____________________
*Filed as an exhibit to the Company's Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.

(Signature page follows)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2012	By:	/s/ Steven G. Johnson
Steven G. Johnson, an individual, and as
Sole Owner and Member of SJ Capital,LLC